STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.              Tel: +44 207 611 8960
Aldwych House                       Fax: +44 207 611 8965
71-91 Aldwych                       www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

           STOLT-NIELSEN S.A. CONFIRMS RECEIPT OF EUROPEAN COMMISSION
                             STATEMENT OF OBJECTIONS

London, England - April 11, 2007 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI), confirmed today that it has received a Statement of Objections from the European Commission concerning alleged infringements of the EU and EEA competition rules regarding the maritime transport of bulk liquids on deep sea routes in the period August 24, 1998 to April 8, 2002. Stolt-Nielsen, which was granted provisional immunity by the EC on February 12, 2003, will continue to cooperate with the EC during these proceedings. It is Stolt-Nielsen's understanding that its status as a leniency applicant remains unchanged.

The Company has previously disclosed that the EC leniency program affords immunity from EC fines with respect to anti-competitive behavior, subject to fulfilling the conditions of the program, including continued cooperation. The issuance of the Statement of Objections does not constitute a final decision on the merits.

CONTACTS:
Jan Chr Engelhardtsen
+ 44 20 7611 8972
jengelhardtsen@stolt.com
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ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the outcome of the Company's assessment of the impact of accounting errors, the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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